EXHIBIT B

THE BEAR STEARNS COMPANIES INC. (the “Corporation”)
DIRECTOR INDEPENDENCE STANDARDS

     To be considered “independent,” a director must satisfy the standards set forth below and an affirmative determination of independence must be made by the Board. The Board has established the following guidelines to assist it in determining director independence in accordance with NYSE corporate governance listing standards:

(1)	The director does not have a material relationship with the Corporation (either directly or indirectly as a partner, stockholder or officer of an organization that has a relationship with the Corporation).

(2)	The director is not and has not been an employee of the Corporation or an immediate family member is not and has not been an executive officer of the Corporation within the last three years.

(3)	The director or an immediate family member has not received more than $100,000 in direct compensation from the Corporation during any twelve-month period within the last three years, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

     Compensation received by a director for former service as an interim Chairman, CEO or other executive officer or compensation received by an immediate family member for services as an employee (other than an executive officer) of the Corporation need not be considered in determining independence under this test.

(4)	The director or an immediate family member is not a current partner of the Corporation’s internal or external auditor; the director is not a current employee of the Corporation’s internal or external auditor; an immediate family member of the director is not a current employee of the Corporation’s internal or external auditor and participates in the Corporation’s audit, assurance or tax compliance (but not tax planning) practice; or the director or an immediate family member has not been within the last three years a partner or employee of the Corporation’s internal or external auditor and personally worked on the Corporation’s audit within that time.

(5)	The director or an immediate family member is not, and has not been within the last three years, employed as an executive officer of another company where any of the Corporation’s present executive officers at the same time serves or served on that company’s compensation committee.

(6)	The director is not a current employee or an immediate family member is not a current executive officer, of a company that has made payments to, or receives payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of such other company’s consolidated gross revenues.

     For purposes of these standards, the term “immediate family member” shall include a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person’s home. Individuals who are no longer immediate family members as a result of legal separation or divorce, or who have died or become incapacitated, need not be considered.

B-1